FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 333-101591

Gerdau AmeriSteel Corporation

5100 W. Lemon Street
Suite 3100
Tampa, Florida
33609

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBIT LIST

		Sequential
Exhibit	Description	Page Number

99.1	Management Discussion and Analysis	5

99.2	Financial Statements for the fiscal quarter ended March 31, 2003	13

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 30, 2003

GERDAU AMERISTEEL CORPORATION

By:	/s/ Tom Landa
	Name:	Tom Landa
	Title:	Vice President, Finance, Chief Financial Officer and Secretary